Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Six Months Ended June 30, 2005

(millions of dollars)
Earnings, as defined:
Net income	$340
Income taxes	76
Fixed charges included in the determination of net income, as below	286
Amortization of capitalized interest	5
Distributed income of equity method investees	9
Less: Equity in earnings of equity method investees	46

Total earnings, as defined	$670

Fixed charges, as defined:
Interest charges	$278
Rental interest factor	8

Fixed charges included in the determination of net income	286
Capitalized interest	15

Total fixed charges, as defined	$301

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	2.23

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.